EXHIBIT 21.1

SUBSIDIARIES OF SANDER MORRIS HARRIS GROUP INC.

Subsidiary	State of Organization	Trade Name
TEI, Inc.	Texas
Tanknology/Engineered Systems, Inc.	Delaware	Engineered Systems, Inc.
Energy Recovery Resources, Inc.	Delaware	James Waste Oil Service
Sanders Morris Harris Inc.	Texas	Sanders Morris Harris
SMH Capital, Inc.	Texas

Pinnacle Management & Trust Company	Texas
Spires Financial, L.P.	Delaware
SMH Capital Advisors, Inc.	Texas

Kissinger Financial Services, Inc.	Maryland